K8 3/7

SO 3/6/02

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SECURITIES AND EXCHANGE COMMISSION
02018355
[...], D.C. 20549

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RECEIVED MAR 01 2002 352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/22/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Karl Klass — (203) 355-7920
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

K8 3/1?

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

I, Ian Burns, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of Abbey National Securities Inc. for the period from February 22, 2001 (date of inception) through December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ian Burns
Chief Executive Officer

Subscribed to before me this
26th day of February 2002

Notary Public

KARL KLASS, JR.
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Abbey National Securities Inc.

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc)(the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Abbey National Securities Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Amounts in thousands, except share data)

ASSETS	
Cash	$ 540
Commercial paper, pledged to counterparties	1,134,417
Securities borrowed	92,140
Securities purchased under agreements to resell	2,987,166
Total assets	$4,214,263
LIABILITIES AND STOCKHOLDER'S EQUITY	
Securities loaned	$ 92,756
Securities sold under agreements to repurchase	3,537,066
Payables to affiliates	2,164
Affiliate borrowings	537,506
Total liabilities	4,169,492
Stockholder's equity:	
Common stock ($0.01 par value, 45,300,000 shares authorized, issued and outstanding)	453
Additional paid-in capital	44,847
Accumulated deficit	(529)
Total stockholder's equity	44,771
Total liabilities and stockholder's equity	$ 4,214,263

See notes to statement of financial condition.

ABBEY NATIONAL SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Amounts in thousands, except where stated otherwise)

1. Description of Business

The Company - Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. The Company was incorporated in Delaware on February 22, 2001, obtained regulatory approval to commence broker-dealer operations on October 1, 2001, and commenced trading operations on November 1, 2001. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of equity and fixed income securities. Further, the Company is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Financial Instruments Used for Trading - Financial instruments, primarily commercial paper, used in the Company's trading activities are recorded at fair value, and unrealized gains and losses are reflected in principal transactions revenues. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of operations as interest revenue or expense. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets. Purchases and sales of financial instruments are recorded in the accounts on settlement date, which is not materially different to trade date. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing.

Securities Transactions - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, including accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell.

Securities borrowed and securities loaned are treated as financing transactions and are carried at the amounts of cash collateral advanced and received, including accrued interest, in connection with the transactions.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions and is permitted to sell or repledge these securities held as collateral to secure repurchase agreements and to enter into securities lending transactions. At December 31, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $2.0 billion, substantially all of which has been repledged to the affiliate.

The Company's transactions in financial instruments are cleared by one clearing broker. Substantially all of the Company's cash and securities positions are deposited with such clearing broker for safekeeping purposes.

Income Taxes - Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions regarding matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

New Accounting Pronouncement - In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities – a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new guidelines for collateral transactions were effective for fiscal years ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001. The impact of adopting SAS No. 140 was not material to the Company's financial position.

3. Income Taxes

The Company files its own Federal and state income tax returns. As of December 31, 2001, the Company had deferred tax assets, against which a 100% valuation allowance has been applied. The deferred tax assets are comprised of Federal and state net operating loss carryforwards and organizational costs that were expensed for financial reporting purposes but are being amortized for five years for income tax reporting purposes.

Net operating loss carryforwards expire in 2017. Due to the uncertainty of the Company's ability to realize such deferred tax assets the Company has recognized a 100% valuation allowance against them as of December 31, 2001.

4. Related Party Transactions

Affiliate borrowings relates to loans for $37 million and $500 million from Abbey National Treasury Services plc ("ANTS"), bearing interest at 1.75 and 1.84%, respectively, with maturity dates of January 2, 2002 and January 14, 2002, respectively.

At December 31, 2001, the Company had securities borrowed and securities loaned with affiliates of $0 and $84,664, respectively. In addition, the Company had reverse repurchase agreements and repurchase agreements with affiliates of $800,921 and $2,256,690, respectively.

The Company incurred expenses from affiliates for its occupancy, equipment rental, communications and other overhead, and to perform certain administrative services for the Company. Eligible employees of the Company are included in the benefit plans of certain affiliates, the cost of which is allocated to the Company. Payables to affiliates consist of amounts due for certain of the Company's expenses as described above.

5. Risk Management

The Company's risk management policies and related procedures are integrated with those of ANTS and other affiliates. In the normal course of business, the Company enters into reverse repurchase and repurchase agreements as well as transactions whereby securities are borrowed from and loaned to counterparties in an exchange for collateral. Credit risk occurs when the fair value of the underlying securities received falls below the collateral pledged by the Company or when the fair value of the securities delivered exceeds the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist principally of receivables and payables arising from collateralized borrow and loan transactions and collateralized reverse repurchase and repurchase contracts. The Company's counterparties consist principally of broker-dealers and affiliated entities.

6. Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined. At December 31, 2001, the Company's regulatory net capital, as defined under such rules, was $44,541, which exceeded the minimum requirement by $44,291.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the Securities Exchange Commission.

7. Subsequent Event

The Company entered into a satisfactory subordinated loan agreement, pursuant to SEC Rule 15c3-1d, with ANTS effective January 2002. The subordinated loan agreement is for $90 million, bears interest at LIBOR plus 60 basis points (resets semi-annually) and has a maturity date of January 13, 2004.

* * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Abbey National Securities Inc.
400 Atlantic Street
Stamford, CT 06901

In planning and performing our audit of the financial statements of Abbey National Securities Inc. (the "Company") for the period from February 22, 2001 (date of inception) through December 31, 2001, on which we have issued our report dated February 25, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.